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___________________________________
                                   :
         IN THE MATTER OF          :
                                   :
        AYP CAPITAL, INC.          :
                                   :    CERTIFICATE
         File No. 70-8951          :    PURSUANT TO RULE 24
                                   :    FOR THE QUARTER ENDED
     (Public Utility Holding       :    SEPTEMBER 30, 1997
      Company Act of 1935)         :
___________________________________:




          During the third quarter, AYP Capital, Inc. (AYP Capital) continued its activities in marketing and selling heat pumps. In connection with these activities, through the third quarter of 1997 AYP Capital has spent $396,813 in operation and maintenance expenses, $39,075 in capital expenditures less $3,298 in depreciation expenses for a net $35,777.

          Attached are consolidated financial statements for the quarter ended September 30, 1997.




                              AYP CAPITAL, INC.



                              By /s/ Thomas K. Henderson
                                     Thomas K. Henderson
                                     Vice President
                                     AYP Capital, Inc.



Dated: November 26, 1997